      As filed with the Securities and Exchange Commission on March 1, 2004
                                Registration No.
================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                  (RULE 13e-4)
                  TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                            SOTHEBY'S HOLDINGS, INC.
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

                                   ----------

                CERTAIN OPTIONS TO PURCHASE CLASS B COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   ----------

                                    835898107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                   ----------

                             DONALDSON C. PILLSBURY
             EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               C/O SOTHEBY'S, INC.
                                1334 YORK AVENUE
                            NEW YORK, NEW YORK 10021
                            Telephone: (212) 606-7533

                     (NAME, ADDRESS, AND TELEPHONE NUMBER OF
                    PERSON AUTHORIZED TO RECEIVE NOTICES AND
                   COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                   COPIES TO:

                              Kenneth H. Gold, Esq.
                           Christopher C. Maeso, Esq.
                           MIRO WEINER & KRAMER, P.C.
                        38500 Woodward Avenue, Suite 100
                           Bloomfield Hills, MI 48304
                            Telephone: (248) 646-2400
                               Fax: (248) 646-6144

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
TRANSACTION VALUATION(1)                                 AMOUNT OF FILING FEE(2)
--------------------------------------------------------------------------------
       $17,865,000                                               $2263.50
--------------------------------------------------------------------------------

----------
(1) Calculated solely for purposes of determining the filing fee and determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This amount assumes that options to purchase shares of the Class B Common Stock of the Sotheby's Holdings, Inc. will be exchanged pursuant to this offer for $2,300,000 in cash, and that options to purchase shares of the Class B Common Stock will be exchanged for restricted stock worth $15,565,000 based on the average high and low prices for the Company's common stock on February 24, 2004 ($14.15).

(2) The amount of the filing fee calculated in accordance with the Exchange Act and the Fee Rate Advisory #7 for Fiscal Year 2004, equals $126.70 per $1,000,000 of the value of the securities proposed to be purchased, and determined as provided in Rule 0-11(b)(1) under the Exchange Act..

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable
Filing party: Not applicable.
Date filed: Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

ITEM 1. SUMMARY TERM SHEET.

     The information set forth under "Summary Term Sheet" in the Offer to Exchange Certain Outstanding Options for Restricted Stock or Cash dated March 1, 2004 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is Sotheby's Holdings, Inc., a Michigan corporation (the "Company or "Sotheby's"), and the address and telephone number of its principal executive office is 38500 Woodward, Bloomfield Hills, Michigan 48304. The Company's telephone number is (212) 606-7000. The information set forth in the Offer to Exchange under "Information About Sotheby's" is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain of its employees to exchange, for compensatory purposes, all Eligible Options (as defined below) for cash or restricted stock (the "Restricted Stock"). Options eligible for exchange pursuant to the Offer include 100% of a person's options with an exercise price at or above $20 per share ("Eligible Options"). If a person owns in excess of 10,000 Eligible Options and tenders these options, the person will receive Restricted Stock, or if the person is a non-U.S. taxpayer, a Restricted Stock Entitlement, which is a right to receive Restricted Stock. If a person owns 10,000 or fewer Eligible Options and tenders these options, the person will receive a cash payment. The cash and Restricted Stock will be offered pursuant to the terms and conditions described in the Offer to Exchange and the related election form (("Election Form") and, together with the Offer to Exchange, as they may be amended from time to time, (the "Offer")). An option holder is an "Eligible Employee" if he or she (i) holds Eligible Options, (ii) is an active employee of, or on an approved leave of absence from, Sotheby's or one of its subsidiaries on both the date hereof and the expiration date of the Offer; and (iii) has neither given notice of termination of employment nor received notice of termination of employment as of the expiration date.

     As of February 23, 2004, there were Eligible Options to purchase approximately 5,700,000 shares of the Company's Class B Common Stock (the "Common Stock").

     The information set forth in the Offer to Exchange under "Summary Term Sheet," "Eligibility; Number of Shares Of Restricted Stock; Cash Payment; Expiration Date," "Procedures; Acceptance of Options for Cancellation; Proper Tender of Options," "Source and Amount of Funds and Other Consideration," and "Terms and Conditions of Restricted Stock" is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under the Section "Price Range of Our Common Stock" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Eligibility; Number of Shares Of Restricted Stock; Cash Payment; Expiration Date," "Procedures; Acceptance of Options; Proper Tender of Options," "Withdrawal Rights," "Acceptance of Options for Cancellation; Issuance of Restricted Stock; Cash Payment," "Conditions of the Offer," "Source and Amount of Funds and Other Consideration," "Terms and Conditions of Restricted Stock," "Interests of Directors and Officers; Eligible Options Held by Executive Officers," "Status of Options Accepted for Cancellation by Us in the Offer; Accounting Consequences of the Offer," "Legal Matters; Regulatory Approvals,"

"Material U.S. Tax Consequences," "International Tax Consequences," and "Extension of Offer; Termination; Amendment" is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under "Interests of Directors and Officers; Eligible Options Held by Executive Officers" is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(e) The information set forth in the Offer to Exchange under "Interests of Directors and Officers; Eligible Options Held By Executive Officers" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the Offer to Exchange under "Purpose of the Offer" is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under "Acceptance of Options for Cancellation; Issuance of Restricted Stock; Cash Payment" and "Status of Options Accepted for Cancellation by Us in the Offer; Accounting Consequences of the Offer" is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under "Purpose of the Offer" is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

(a) The information set forth in the Offer to Exchange under "Source and Amount of Funds and Other Consideration," "Status of Options Accepted for Cancellation by Us in the Offer; Accounting Consequences of the Offer" and "Fees and Expenses" is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under "Conditions of the Offer" is incorporated herein by reference.

(c) Not applicable.

(d) Not applicable.

ITEM 8. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the Offer to Exchange under "Interests of Directors and Officers; Eligible Options Held By Executive Officers" is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under "Interests of Directors and Officers; Eligible Options Held By Executive Officers" is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a) The information set forth in the Offer to Exchange under "Information About Sotheby's Holdings, Inc.," "Miscellaneous Financial Information," and "Additional Information," and on pages 12 through 30 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and pages 3 through 30 in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, is incorporated herein by reference.

(b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a) The information set forth in the Offer to Exchange under "Interests of Directors and Officers; Eligible Options Held by Executive Officers" and "Legal Matters; Regulatory Approvals" is incorporated herein by reference.

(b) Not applicable.

ITEM 12. EXHIBITS.

(a)(1)(A) Offer to Exchange dated March 1, 2004

(a)(1)(B) Election Form to Tender

(a)(1)(C) Election Form to Decline Tender

(a)(1)(D) Notice of Withdrawal

(a)(1)(E) Instructions Forming Part of the Terms and Conditions of the Offer

(a)(1)(F) Email Correspondence to Eligible Option Holders regarding Offer

(a)(1)(G) Cover Letters to Eligible Option Holders

(a)(1)(H) Text of Information Provided on Offer Website

(b)       Not applicable.

(d)(1) Sotheby's Holdings, Inc. 2003 Restricted Stock Plan, previously filed with the Commission as an exhibit to the Company's 2003 Proxy Statement

(d)(2) Sotheby's Holdings, Inc. 1997 Stock Option Plan, previously filed with the Commission as an exhibit to the Company's 2000 Proxy Statement.

(g)       Not applicable.

(h)       Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                   SIGNATURE:

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                                /s/ Donaldson C. Pillsbury
                                ------------------------------------------------
                                Name:  Donaldson C. Pillsbury
                                Title: Executive Vice President, General Counsel
                                       and Secretary

Date: March 1, 2004

                                INDEX TO EXHIBITS

EXHIBIT NO.   DESCRIPTION OF EXHIBIT
-----------   ----------------------

(a)(1)(A)     Offer to Exchange dated March 1, 2004

(a)(1)(B)     Election Form to Tender

(a)(1)(C)     Election Form to Decline Tender

(a)(1)(D)     Notice of Withdrawal

(a)(1)(E)     Instructions Forming Part of the Terms and Conditions of the Offer

(a)(1)(F)     Email Correspondence to Eligible Option Holders regarding Offer

(a)(1)(G)     Cover Letters to Eligible Option Holders

(a)(1)(H)     Text of Information Provided on Offer Website

(b)           Not applicable.

(d)(1)        Sotheby's Holdings, Inc. 2003 Restricted Stock Plan, previously filed with the Commission as an exhibit to the Company's 2003 Proxy
              Statement

(d)(2)        Sotheby's Holdings, Inc. 1997 Stock Option Plan, previously filed with the Commission as an exhibit to the Company's 2000 Proxy Statement.

(g)           Not applicable.

(h)           Not applicable.


                          STATEMENT OF DIFFERENCES
                          ------------------------

 The division sign shall be expressed as................................ [div]